UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAMPUS CREST COMMUNITIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class Securities)

13466Y105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13466Y105	SCHEDULE 13G

1	NAME OF REPORTING PERSONS. Indaba Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,022,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,022,204
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,204
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.67% (1)
12	Type of Reporting Person (See Instructions) IA

(1)
Calculation of the foregoing percentage is based on 64,756,541 shares of common stock, par value $0.01 per share (the “Common Stock”), of Campus Crest Communities, Inc. (the “Issuer”) based on information provided by the Issuer in its Form 10-Q filed on November 12, 2015.

CUSIP No. 13466Y105	SCHEDULE 13G

1	NAME OF REPORTING PERSONS. Indaba Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,022,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,022,204
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,204
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.67% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Calculation of the foregoing percentage is based on 64,756,541 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 12, 2015.

CUSIP No. 13466Y105	SCHEDULE 13G

1	NAME OF REPORTING PERSONS. IC GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,022,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,022,204
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,204
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.67% (1)
12	Type of Reporting Person (See Instructions) OO

(1)	Calculation of the foregoing percentage is based on 64,756,541 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 12, 2015.

CUSIP No. 13466Y105	SCHEDULE 13G

1	NAME OF REPORTING PERSONS. Indaba Capital Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,022,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,022,204
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,204
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.67% (1)
12	Type of Reporting Person (See Instructions) PN

(1)	Calculation of the foregoing percentage is based on 64,756,541 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 12, 2015.

CUSIP No. 13466Y105	SCHEDULE 13G

1	NAME OF REPORTING PERSONS. Derek C. Schrier
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 3,022,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,022,204
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,204
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.67% (1)
12	Type of Reporting Person (See Instructions) IN

(1)	Calculation of the foregoing percentage is based on 64,756,541 shares of Common Stock of the Issuer based on information provided by the Issuer in its Form 10-Q filed on November 12, 2015.

CUSIP No. 13466Y105	SCHEDULE 13G

 Item 1.

(a)	Name of Issuer
Campus Crest Communities, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2100 Rexford Road, Suite 414, Charlotte, North Carolina 28211
Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed jointly on behalf of:
(i) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"),
(ii) Indaba Capital Management, L.P., a Delaware limited partnership, and the Fund's investment manager (the "Investment Manager"),
(iii) Indaba Partners, LLC, a Delaware limited liability company, and the Fund's sole general partner (the "General Partner"),
(iv) IC GP, LLC, a Delaware limited liability company, and the Investment Manager’s sole general partner (“IC GP”), and
(v) Derek C. Schrier, a United States citizen and the Managing Member of IC GP and the Senior Managing Member of the General Partner (the "Senior Managing Member" and, collectively with the Investment Manager, the General Partner, IC GP and the Fund, the "Reporting Persons").

(b)	Address of Principal Business office or, if None, Residence

The business address of each of the Investment Manager, the General Partner, IC GP and the Senior Managing Member is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA. The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c)	Citizenship

The Investment Manager is a Delaware limited partnership, each of IC GP and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership. The Senior Managing Member is a United States citizen.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
13466Y105

Item 3.

Not applicable.

Item 4.     Ownership

(a)	Amount beneficially owned:

The Reporting Persons beneficially own the shares of Common Stock referenced in Item 9 of the cover page pertaining to each Reporting Person and such Item 9 disclosure is incorporated herein by reference.

CUSIP No. 13466Y105	SCHEDULE 13G

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities.

(b) Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii) Shared power to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                   or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 13466Y105	SCHEDULE 13G

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 13466Y105	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2016

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 13466Y105	SCHEDULE 13G

EXHIBIT INDEX

Exhibit                      Description

99.1                          Joint Filing Agreement by and among the Reporting Persons

CUSIP No. 13466Y105	SCHEDULE 13G

Exhibit 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  February 12, 2016

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER